UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38091

NATIONAL ENERGY SERVICES REUNITED CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

777 Post Oak Blvd., Suite 730

Houston, Texas 77056

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

On May 19, 2025, National Energy Services Reunited Corp. (the “Company”) issued a press release regarding its intention to commence an exchange offer and consent solicitation relating to its outstanding warrants (the “Press Release”).

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s securities. The anticipated exchange offer and consent solicitation described in this communication has not yet commenced. The solicitation and offer to exchange warrants will be made only pursuant to an offer to exchange and related materials that the Company intends to distribute to its warrant holders and file with the Securities and Exchange Commission (the “SEC”). The full details of the exchange offer and consent solicitation, including complete instructions on how to tender warrants, will be included in the offer to exchange and related materials, which will become available to warrant holders upon commencement of the exchange offer.

Prior to making any decision with respect to the proposed exchange offer, securityholders should read carefully the information in the offer to exchange and related materials because they will contain important information, including the various terms of, and conditions to, the exchange offer. A free copy of the exchange offer documents that will be filed with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or by calling the information agent (to be identified at the time the offer is made). Warrant holders are urged to read these materials, when available, carefully prior to making any decision with respect to the exchange offer and consent solicitation.

Statements contained in this report that are not historical fact may be forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such forward-looking statements may relate to, among other things, the Company’s expectations regarding the contemplated exchange offer and consent solicitation. Such forward-looking statements do not constitute guarantees of future performance and are subject to a variety of risks and uncertainties, including that NESR will be able to commence the contemplated exchange offer and consent solicitation. Additional factors that could cause actual results to differ materially from those projected or suggested in any forward-looking statements are contained in our filings with the SEC, including those factors discussed under the caption “Risk Factors” in such filings.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update any forward-looking statements to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this report in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The following exhibit is being filed herewith:

Exhibit No.	Description

99.1	Press Release, dated May 19, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL ENERGY SERVICES REUNITED CORP.

Date: May 19, 2025	By:	/s/ Stefan Angeli
	Name:	Stefan Angeli
	Title:	Chief Financial Officer